Exhibit 12

STATEMENTS RE COMPUTATION OF RATIOS

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

LEVEL 3 COMMUNICATIONS, INC.

(unaudited)

	Six Months
	Ended June 30,		Fiscal Year Ended
(In millions)	2010	2009	2009	2008	2007	2006	2005

Loss from Continuing Operations Before Taxes	$(406)	$(264)	$(617)	$(312)	$(1,168)	$(810)	$(715)
Interest on Debt, Net of Capitalized Interest	294	298	595	570	609	670	543
Amortization of Capitalized Interest	—	—	—	48	68	68	68
Portion of rents deemed representative of the interest factor (1/3)	34	34	68	68	63	44	25

(Losses) Earnings Available for Fixed Charges	$(78)	$68	$46	$374	$(428)	$(28)	$(79)

Interest on Debt	$294	$298	$595	$570	$609	$670	$543
Preferred Dividends	—	—	—	—	—	—	—
Interest Expense Portion of Rental Expense	34	34	68	68	63	44	25

Total Fixed Charges	$328	$332	$663	$638	$672	$714	$568

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—

Deficiency	$(406)	$(264)	$(617)	$(264)	$(1,100)	$(742)	$(647)